UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 6-K
_______________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 9, 2007
Commission File Number 1-32591
__________________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
__________________________

Unit 2, 7th Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive offices)
__________________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F	☒	Form 40-F	☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]
Yes	☐	No	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated August 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 9, 2007	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com
FOR IMMEDIATE RELEASE

SEASPAN CORPORATION ANNOUNCES NEW $920.0 MILLION DEBT FACILITY

Financing for CSAV, K-Line and Coscon newbuildings

Hong Kong, China, August 9, 2007 – Seaspan Corporation (NYSE: SSW) today announced the completion of a $920.0 million credit facility.  The facility provides up to 100% pre-delivery financing and up to 65% post-delivery financing of the expected delivered cost relating to:

•	two 2500 TEU vessels chartered to Kawasaki Kisen Kaisha, Ltd. (“K-Line”);
•	four 4250 TEU vessels chartered to Compania SudAmerica de Vapores SA (“CSAV”); and
•	eight 8500 TEU vessels chartered to an affiliate of Cosco Container Co., Ltd. (“Coscon”)

These three previously announced transactions represent 14 new build vessels with a total value exceeding $1.4 billion with long-term charter contracts of an average of ten years.  This brings Seaspan’s current fleet to 55 vessels and represents 32 vessel acquisitions since its initial public offering two years ago.

The credit facility is led by DnB NOR Bank ASA (“DnB”), with Credit Suisse, the Export-Import Bank of China (“CEXIM”), Industrial and Commercial Bank of China Limited (“ICBC”) and Sumitomo Mitsui Banking Corporation (“SMBC”) as mandated lead arrangers.

This facility diversifies Seaspan’s lender base and in particular accesses new debt sources from two significant Chinese banks, CEXIM and ICBC.  On July 24, 2007 ICBC became the world’s largest bank by market capitalization.

The new facility follows Seaspan’s recent announcement for the amendment of its revolving credit facility entered into at the time of its initial public offering, increasing the borrowing limit to $1.3 billion.  This enables Seaspan to access over $550.0 million in immediately available liquidity to fund further growth.

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The facility also provides for interest to be calculated at a rate of LIBOR plus a 0.5% margin, the lowest margin of Seaspan’s existing facilities.  Furthermore, the interest rate for this facility was recently fixed to 2025 through interest rate swaps averaging approximately 5.7%.  This further increases the remaining average interest rate fixture on all debt to approximately twelve years.

“We are very pleased to enter into this credit facility as it represents three significant achievements.” said Gerry Wang, Chief Executive Officer of Seaspan.  “First, we have now proven our ability to access new lending sources which will further enable us to access debt from banks in China.  Second, we have maintained our financial flexibility through our revolver loan enabling us to maintain liquidity to execute on our acquisition strategy.  Third, we continue to demonstrate our financial discipline in minimizing exposure to interest rate increases in our model by entering into interest rate swaps that protect us from potential near-term rate increases.”

Seaspan now has 55 vessels under long term charters representing $4.7 billion in contracted revenue.  Debt financing has been secured for its entire fleet with fixed interest rates along with available capacity to fund further growth.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 55 containerships consists of 29 existing containerships and 26 to be delivered over approximately the next 3.5 years. The 26 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11.0 years in duration from delivery. Seaspan’s operating fleet of 29 vessels has an average age of approximately four years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of seven of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, Coscon, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:
Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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